UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41918

Metros Development Co., Ltd.

(Exact name of registrant as specified in its charter)

Metros Development Co., Ltd.

Tolerance Ginza Building 6F

3-9-7, Ginza, Chuo-ku

Tokyo 1040061, Japan

+ 81 3-6457-9420

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Explanatory Note: On July 16, 2024, Metros Development Co., Ltd. filed a registration withdrawal request with respect to its effective Registration Statement on Form F-1 (File No. 333-274696). The Securities and Exchange Commission consented to such registration withdrawal request on July 16, 2024. On December 16, 2024, Metros Development Co., Ltd. filed a registration withdrawal request with respect to its pre-effective Registration Statement on Form F-1 (File No. 333-280834). The Securities and Exchange Commission consented to such registration withdrawal request on December 16, 2024. No securities were sold under either registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Metros Development Co., Ltd. has caused this certification to be signed on its behalf by the undersigned thereunto duly authorized person.

Metros Development Co., Ltd.

Date:	December 16, 2024	By:	/s/ Yoshihiro Koshiba
		Name:	Yoshihiro Koshiba
		Title:	Chief Executive Officer